Exhibit 23

                         Consent of Independent Auditors

We consent to the incorporation by reference in this Annual Report (Form 10-K) of Citizens Bancorp of our report dated August 19, 1998, except for Note 14, as to which the date is September 3, 1998, included in the 1998 Annual Report to Shareholders of Citizens Bancorp.

We also consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-61157) pertaining to the Citizens Bancorp Stock Option Plan of our report dated August 19, 1998, except for Note 14, as to which the date is September 3, 1998, with respect to the consolidated financial statements of Citizens Bancorp incorporated by reference in the Annual Report (Form 10-K) for the year ended June 30, 1998.




/s/ Ernst & Young LLP
Ernst & Young LLP

Indianapolis, Indiana
September 25, 1998